

June 23, 2011

Via E-mail
Mr. William B. Yarmuth, Chairman, Chief Executive Officer and President
Almost Family, Inc.
9510 Ormsby Station Road, Suite 300
Louisville, Kentucky 40223

> **Re:** **Almost Family, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-09848**

Dear Mr. Yarmuth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year End December 31, 2010

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 26

1. Please confirm in future filings that you will provide the disclosure required by Item 201(e) of Regulation S-K. In this regard, we note your statement on page 71 that the performance graph will be included in the company's proxy statement but we are unable to locate responsive disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29
Critical Accounting Policies, page 32
Receivables and Revenue Recognition, page 33

2. In the first paragraph, you state that revenues are recognized at established rates and that allowances are recognized at the same time based upon third party payment arrangements. In future filings, revise to explain why there is a difference between these two amounts as it would appear that reimbursement would be based upon the established rates. Also explain how you calculate the amount of the allowance. Explain why there is a reasonable possibility that recorded estimates could change by material amounts in the near term. Please provide us with the text of your proposed disclosure to be included in future filings.

3. Your disclosures in the third paragraph suggest revenue adjustments for episodic Medicare may be recognized subsequent to the periods in which services are rendered. Accordingly, in future filings, expand this discussion to explain when you record revenue adjustments, e.g., upon receiving reimbursement from Medicare in amounts that differ from the estimated reimbursement, upon receipt of notice from Medicare of a rejected claim or claims for failure to comply with contractual terms, coding errors, etc. Explain also how you calculate the amount of adjustment. Disclose here the estimates involved in recognizing revenue for non-episodic Medicare, state Medicaid and other government programs, the nature of revenue adjustments for these programs and timing of recording these adjustments. Please provide us with the text of your proposed disclosures to be included in future filings.

4. Tell us whether you recognized a material revenue adjustment in the current year that related to revenue recognized in prior years. If so, in future filings, please disclose and quantify the adjustment. A material adjustment is material to the financial statements taken as a whole. Please provide us with the text of any proposed disclosure to be included in future filings.

Exhibits

5. We note that you filed exhibit 10.17 in its entirety with your Form 10-Q for the quarterly period ended June 30, 2009 in response to our May 19, 2009 letter issued after our review of your Form 10-K for fiscal year end December 31, 2008. Please confirm in future filings that you will reconcile the incorporation by reference notation to reflect this subsequent filing.

Definitive Schedule 14A

Summary Compensation Table, page 15

6. Please confirm that in future filings you will include the footnotes to columns (e) and (f) of the Summary Compensation Table, as required by the instructions to Items 402(c)(2)(v) and (vi) of Regulation S-K.

7. Please tell us why you have not provided the Grants of Plan–Based Awards table presenting the 2010 non-equity awards. Further, please confirm that in future filings you will include this table, if appropriate.

The Executive Compensation Process, page 20

8. Please confirm that in future filings you will name the companies comprising the health care industry survey group compiled by Mercer, or a similar group of companies compiled by Mercer or another consulting firm, as applicable. See Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director